ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

March 14, 2017

Nathan Briggs

T: 202-626-3909

F: 202-383-9308

Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Corporate & Income Opportunity Fund
File Nos. 333-215518 and 811-21238

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via telephone on February 10, 2017 regarding the Registration Statement on Form N-2 (the “Registration Statement”) relating to common shares of beneficial interest of PIMCO Corporate & Income Opportunity Fund (the “Fund”) to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), which was filed with the SEC on January 17, 2017 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Cover page

1.	Comment: In the second paragraph (Investment Strategy), please prominently disclose that the Fund may originate loans.

Response: Please see our response to Comment 13 below.

2.	Comment: Page 33 of the Prospectus states that the Investment Manager is registered as a commodity pool operator with respect to the Fund. In light of this, please revise the legend at the bottom of page ii as follows, “~~The~~ Neither the Securities and Exchange Commission (“SEC”) nor the Commodity Futures Trading Commission (“CFTC”) has ~~not~~ approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.” See Harmonization of Compliance Obligations for Registered Investment Companies Required to Register as Commodity Pool Operators, 78 Fed. Reg. 52308 (Aug. 22, 2013).

Response: The requested change has been made in Pre-Effective Amendment No. 1.

3.	Comment: On page iv, disclosure states that the Fund may determine to add leverage to its portfolio through, among other things, the issuance of additional types of preferred shares. Please either confirm supplementally that the estimated fees associated with the issuance of any additional preferred shares are reflected in the fee table on page 35 of the Prospectus or that the Fund has no current intention to issue additional preferred shares within one year of the effective date of the Registration Statement.

Response: The Fund confirms that it has no current intention to issue additional preferred shares within one year of the effective date of the Registration Statement.

Prospectus Summary — Investment Objective and Policies — Portfolio Contents (pages 3 - 4)

4.	Comment: On page 3, disclosure sets forth the types of debt instruments in which the Fund may invest for purposes of its 80% policy. Please review this disclosure and confirm to us that it includes only the types of investments in which the Fund principally invests. See Item 8.2.b.(1) of Form N-2. See also Item 8.4. of Form N-2 and Instruction a. thereto.

Response: The Fund confirms that the above-referenced disclosure includes only the types of investments in which the Fund may principally invest. As disclosed in the Fund’s principal investment strategies, the Fund utilizes a dynamic asset allocation strategy across multiple fixed-income sectors and has the flexibility to invest in a variety of debt and related instruments as a principal investment strategy from time to time and as market conditions change.

5.	Comment: Disclosure on page 3 states that the Fund may invest in, among other things, convertible debt securities. If the Fund invests in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos, (e.g., credit quality, conversion triggers). If CoCos are a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Fund invests in CoCos and the amount the Fund currently invests.

Response: As of January 31, 2017, the Fund had 3.85% of its total assets invested in CoCos.

In response to this Comment, the Fund will specifically disclose in the section “Portfolio Contents” that the Fund may invest in CoCos. The following instrument description for CoCos has also been added to the section “Portfolio Contents”:

Contingent Convertible Securities

Contingent convertible securities (“CoCos”) are a form of hybrid debt security that is structured to either convert into equity or have their principal written down upon the occurrence of certain “triggers.” The triggers are generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. CoCos’ unique equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. Some additional risks associated with CoCos include, but are not limited to:

Loss absorption risk. CoCos have fully discretionary coupons. This means coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses.

Subordinated instruments. CoCos will, in the majority of circumstances, be issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital treatment prior to a conversion. Accordingly, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion having occurred, the rights and claims of the holders of the CoCos, such as the Fund, against the issuer in respect of or arising under the terms of the CoCos shall generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. In addition, if the CoCos are converted into the issuer’s underlying equity securities following a conversion event (i.e., a “trigger”), each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument.

Market value will fluctuate based on unpredictable factors. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer’s applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general.

In addition, the following disclosure has been added to the Registration Statement in the section “Principal Risks of the Fund”:

Contingent Convertible Securities Risk Contingent convertible securities (“CoCos”) have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into equity or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions relating to the issuer’s continued viability. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. An investment by the Fund in CoCos is also subject to the risk that, in the event of the liquidation, dissolution or winding-up of an issuer prior to a trigger event, the Fund’s rights and claims will generally rank junior to the claims of holders of the issuer’s other debt obligations. In addition, if CoCos held by the Fund are converted into the issuer’s underlying equity securities following a trigger event, the Fund’s holding may be further subordinated due to the conversion from a debt to equity instrument. Further, the value of an investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk, liquidity risk and valuation risk. An investment by the Fund in CoCos may result in losses to the Fund.

6.	Comment: The disclosure states that the Fund may invest in mortgage-backed and other asset-backed securities. Please disclose whether the Fund may invest in equity tranches of mortgage-related and other asset-backed securities and if so, please add related risk disclosure.

Response: The Fund confirms that it may invest in equity tranches of mortgage-related and other asset-backed securities. Accordingly, the Fund has added the following disclosure to the “Portfolio Contents” section of the Prospectus:

The Fund may invest in any level of the capital structure of an issuer of mortgage-backed or asset-backed securities, including the equity or “first loss” tranche.

In addition, the Fund has added the following disclosure to the section titled “Mortgage-Related and Other Asset-Backed Securities Risk” on pages 19 and 77 of the Prospectus:

The Fund may also invest in the residual or equity tranches of mortgage-related and other asset-backed securities, which may be referred to as subordinate mortgage-backed or asset-backed securities and interest-only mortgage-backed or asset-backed securities. Subordinate mortgage-backed or asset-backed securities are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes a large percentage of delinquent loans, there is a risk that interest payment on subordinate mortgage-backed or asset-backed securities will not be fully paid. There are multiple tranches of mortgage-backed and asset backed-securities, offering investors various maturity and credit risk characteristics. Tranches are categorized as senior, mezzanine, and subordinated/equity or “first loss,” according to their degree of risk. The most senior tranche of a mortgage-backed or asset-backed security has the greatest collateralization and pays the lowest interest rate. If there are defaults or the collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those to subordinated/equity tranches. Lower tranches represent lower degrees of credit quality and pay higher interest rates intended to compensate for the attendant risks. The return on the lower tranches is especially sensitive to the rate of defaults in the collateral pool. The lowest tranche (i.e. the “equity” or “residual” tranche) specifically receives the residual interest payments (i.e., money that is left over after the higher tranches have been paid and expenses of the issuing entities have been paid) rather than a fixed interest rate. The Fund expects that investments in subordinate mortgage-backed and other asset-backed securities will be subject to risks arising from delinquencies and foreclosures, thereby exposing its investment portfolio to potential losses. Subordinate securities of mortgage-backed and other asset-backed securities are also subject to greater credit risk than those mortgage-backed or other asset-backed securities that are more highly rated.

7.	Comment: On page 3, disclosure states that, “The Fund’s investments in derivatives and other synthetic instruments that have economic characteristics similar to corporate debt obligations of varying maturities, other corporate income-producing securities, and income-producing securities of non-corporate issuers will be counted toward satisfaction of this 80% policy.” Please confirm that such derivative instruments are valued based on market value for purposes of the Fund’s 80% test. See Rule 35d-1(a)(2)(i). See also Section 2(a)(41) of the Investment Company Act of 1940 (“1940 Act”).

Response: Section 35(d) of the 1940 Act codifies the Congressional belief that investors may focus on a fund’s name to determine the fund’s investments and risks.1 The SEC adopted Rule 35d-1 to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis. Furthermore, the requirement that a fund with a name subject to Rule 35d-1 invest at least 80% of its assets in the type of investment

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 at Sec. I (Jan. 17, 2001) (“35d-1 Adopting Release”).

suggested by its name serves the purpose of providing an investor “greater assurance that the company’s investments will be consistent with its name.”2 The SEC adopted the rule so that investors are more fully informed about the type of investments to be made by the fund and the potential returns of those investments.

The SEC, however, did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.3 In fact, as recently as 2011, the SEC requested comment on how derivatives should be valued for a variety of purposes and made reference to “notional value” in various instances in its release.4 For example, the SEC expressly requested comment as to whether notional value should be used for purposes of whether a fund is diversified, exposed to securities-related issuers, or is concentrated in a particular industry,5 while noting that a fund’s use of derivatives “also may raise issues” under other 1940 Act provisions, including Section 35(d) and Rule 35d-1.6 The Fund believes the Derivatives Release indicates the SEC understands that notional value may be an acceptable way to value derivatives for certain purposes and, absent a clear directive to the contrary, that the SEC has not disapproved of the use of notional value in appropriate contexts, such as for purposes of aggregating relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by a fund’s name where the derivative provides exposure to the underlying asset equal to the notional value. Indeed, using notional value to calculate the value of certain derivatives, such as futures, forwards, total return swaps, and credit default swaps in which a fund is selling protection, where the fund’s exposure to the underlying asset is equal to the notional value (collectively, “Notional Value Derivatives”), in aggregating a fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the fund’s name, is a better indicator of potential investment return and more accurately aligns the fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.

[2]	35d-1 Adopting Release at Sec. I.

[3]

We note that the Staff has informally articulated a view that the various references in Rule 35d-1 to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) requires those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act (i.e., market value or fair value). The Fund respectfully asserts that this view is neither dispositive nor persuasive given the purposes underlying the adoption of the rule, as described in greater detail herein. Also, in other rulemaking contexts, the SEC explicitly linked the Section 2(a)(41) definition of value to the use of “value” in a particular rule where it intended for the statutory definition to apply – a direct linkage that is notably missing from the text of Rule 35d-1 or the 35d-1 Adopting Release. See, e.g., Rules 2a-1, 2a-7, 3a-1 and 3a-8 under the 1940 Act, each of which specifically references the definition of value set forth in Section 2(a)(41) in the context of the rule’s use of “value.” As such, the Fund respectfully asserts that use of the term “value” in Rule 35d-1 in connection with such Rule’s various references to a fund’s policy to invest “at least 80% of the value of its Assets” (emphasis added) does not require those funds subject to the rule to value their applicable investments in accordance with how “value” is defined in Section 2(a)(41) of the 1940 Act.

[4]	Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Rel. No. 29776 (Sept. 7, 2011) (“Derivatives Release”).

[5]	Derivatives Release at Secs. III.B.1., IV.D and V.C.

[6]	See Derivatives Release at n. 16.

The Fund believes this approach is further supported by language in the Rule 35d-1 adopting release. As originally proposed, the rule would have required a fund with a name that suggests the fund focuses its investments in particular securities to invest at least 80% of its assets in the indicated securities.7 In response to industry comments, the SEC modified this language to require that a fund with a name that suggests the fund focuses its investments in a particular type of investment invest at least 80% of its assets in the indicated investments.8 The SEC specifically noted this change would permit an investment company to include a synthetic instrument in the 80% basket if it has “economic characteristics similar to the securities included in that basket.”9 Similarly, the adopting release stated that a fund with a name indicating an investment emphasis in a country or geographic region is permitted to count any investment, including derivatives, towards the 80% basket if such investment “would expose an investment company to the economic fortunes and risks of the country or geographic region indicated in the company’s name.”10

The Fund believes these statements indicate that Rule 35d-1 is intended to ensure applicable fund names inform the investor of the “economic characteristics” and “economic fortunes and risks” of the fund’s investments based on investment exposure, not the mark-to-market value of the fund’s investments. For Notional Value Derivatives, the notional value is indicative of the potential return on a particular underlying asset, which means the notional value provides the most accurate measure of the “economic characteristics” or “economic fortunes and risks” of the derivative.11 If the Fund were to count only the mark-to-market value of Notional Value Derivatives for purposes of aggregating the Fund’s relevant investments providing exposure to the type of investments suggested by the Fund’s name, such calculation would not fully reflect the “economic characteristics” or “economic fortunes and risks” of the underlying assets to which the Fund is exposed by means of Notional Value Derivatives.

Accordingly, the Fund believes using the notional value to calculate the value of Notional Value Derivatives in aggregating the Fund’s relevant investments providing exposure to the type of investments suggested by the Fund’s name is appropriate because the Fund’s exposure to the underlying assets is equal to the full notional value of the Notional Value

[7]	35d-1 Adopting Release at n.13.

[8]	Id.

[9]	Id.

[10]	See 35d-1 Adopting Release at n. 26.

[11]

See also 35d-1 Adopting Release at n. 13, which permits funds to “look through” repurchase agreements to the collateral underlying the agreement and apply the repurchase agreement toward the 80% basket based on the type of securities comprising the collateral. This is indicative of the SEC’s view that the collateral underlying a repurchase agreement provides the better measure of a fund’s investment exposure attributable to the repurchase agreement, as opposed to the repurchase agreement counterparty. This view is also reflected in Rule 5b-3 under the 1940 Act, which permits a “look through” for purposes of Section 5 diversification testing and Section 12(d)(3) securities-related issuer testing, subject to certain conditions. Based on this reasoning in the 35d-1 Adopting Release, the Fund believes it may also be appropriate to look through Notional Value Derivatives to the value of the underlying reference asset (i.e., the notional value) in aggregating the Fund’s relevant investments providing exposure to the type of investments suggested by the Fund’s name.

Derivatives. By using a different measure of value (e.g., mark-to-market) with respect to Notional Value Derivatives, the Fund believes it faces the possibility that the Fund’s name, and ultimately its investors, will not take into account potential future gains and losses associated with the Fund’s Notional Value Derivatives, and that the Fund’s return could differ from the investments suggested by the Fund’s name.

However, solely for purposes of having the Registration Statement declared effective, the Fund has added disclosure as applicable throughout Pre-Effective Amendment No. 1 stating that the Fund will value derivatives based on their market value for purposes of the 80% Policy. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

Prospectus Summary — Investment Manager (page 7)

8.	Comment: On page 7, disclosure states that “Alfred Murata and Mohit Mittal are primarily responsible for the day-to-day management of the Fund.” Please revise the disclosure to clarify that the referenced individuals are “jointly and primarily responsible for the day-to-day management of the Fund,” consistent with the disclosure on page 94 of the Prospectus.

Response: The referenced disclosure has been revised as follows: “Alfred Murata and Mohit Mittal are jointly and primarily responsible for the day-to-day management of the Fund.”

Prospectus Summary — Principal Risks of the Fund

9.	Comment: The disclosure in this section sets forth 59 principal risks. Please review this risk disclosure and limit it so that it only includes the Fund’s principal risks. See Item 8.3.(a) of Form N-2.

Response: In response to the Staff’s Comment, the Fund has removed the following risks from the “Principal Risks of the Fund” section in Pre-Effective Amendment No. 1: Private Placements Risk, Focused Investment Risk, Real Estate Risk, Failure of Futures Commission Merchants and Clearing Organizations, Smaller Company Risk, Short Sale Risk, Other Investment Companies Risk, and Recent Economic Conditions Risk.

Summary of Fund Expenses (pages 35-36)

10.	Comment: Footnotes 5 and 6 to the fee table, as well as the paragraph immediately preceding the fee table, states that the line items “Interest Payments on Borrowed Funds” and “Dividend Expenses on Preferred Shares” assume the use of leverage in certain given amounts. Given that the Fund is currently in operation, please use the actual amount of leverage utilized by the Fund as of a particular date to calculate these line items.

Response: In response to the Staff’s comment, the referenced disclosure in the paragraph preceding the expense table has been revised as follows:

The table ~~assumes~~ reflects the use of leverage attributable to the Fund’s outstanding Preferred Shares~~,~~ and reverse repurchase agreements ~~and credit default swaps~~ in an amount equal to ~~[  ]~~ 21.72% of the Fund’s total managed assets (including ~~the amount of~~ assets attributable to such leverage ~~obtained through the use of such instruments~~), which reflects approximately the percentage of the Fund’s total managed assets attributable to such leverage as of ~~[  ]~~July 31, 2016, and shows Fund expenses as a percentage of net assets attributable to Common Shares. The percentage above and information below do not reflect the Fund’s use of other forms of economic leverage, such as credit default swaps or other derivative instruments. The table and example below are based on the Fund’s capital structure as of ~~[  ]~~July 31, 2016.

In addition, the referenced disclosure in footnotes 5 and 6 has been revised as follows:

(5)	~~Assumes~~ Reflects the Fund’s outstanding Preferred Shares ~~outstanding in an amount equal to [ ]~~as of July 31, 2016, which represented 19.67% of the Fund’s total managed assets (~~taking into account such~~ including the liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements) as of that date, at an annual dividend cost to the Fund of ~~[ ]~~1.34%, and assumes the Fund will continue to pay Preferred Share dividends at the “maximum applicable rate” called for under the Fund’s Bylaws due to the ongoing failure of auctions for the ARPS. The actual dividend rate paid on the ARPS will vary over time in accordance with variations in market interest rates. See “Use of Leverage” and “Description of Capital Structure.”

[…]

(6)	~~Assumes~~ Reflects the Fund’s use of leverage in the form of reverse repurchase agreements ~~and credit default swaps representing [ ]~~as of July 31, 2016, which represented 2.05% of the Fund’s total managed assets (including the ~~amounts of leverage obtained through the use of such instruments)~~liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements) as of that date, at an annual interest rate cost to the Fund of ~~[ ]% with respect to the reverse repurchase agreements and transaction costs of [ ]% with respect to the credit default swaps,~~1.59%, which is based on current market conditions.

11.	Comment: In footnote 4 to the Annual Fund Operating Expenses table in the “Summary of Fund Expenses,” please add disclosure stating that the Fund will be responsible for certain fees and expenses that are not covered by the unified management fee under the investment management agreement, consistent with the disclosure on page 90 of the Prospectus.

Response: In consideration of the Staff’s comment, the Fund has incorporated the following additional disclosure related to the Fund’s management fee structure in Footnote 4 to the fee table:

Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”). Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 0.65% based on the Fund’s average daily net assets (including daily net assets attributable to any preferred shares of the Fund that may be outstanding). The Fund (and not PIMCO) will be responsible for certain fees and expenses that are not covered by the unified management fee under the investment management agreement. Please see “Management of the Fund –Investment Manager” for an explanation of the unified management fee and definition of “average daily net assets.”

Portfolio Contents—Credit Default Swaps (page 42-43)

12.	Comment: On page 43, disclosure states that, “In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund).” Please revise this disclosure to remove the reference to “(minus any amounts owed to the Fund).”

Response: The Fund has made the following changes in response to this Comment:

In connection with credit default swaps in which the Fund is the seller, if the Fund covers its position through asset segregation, the Fund will segregate or “earmark” cash or liquid assets with a value at least equal to the full notional amount of the Fund’s obligation under the swap ~~amount of the swap (minus any amounts owed to the Fund)~~.

Portfolio Contents—Indebtedness, Loan Participations and Assignments (page 45)

13.	Comment: Please disclose the following with respect to loans originated by the Fund. We may have more comments after reviewing your response.

a.	Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental investment restrictions that the Fund may not make loans except as permitted by the 1940 Act (as disclosed on page 80 of the Statement of Additional Information);

b.	Description of overall loan selection process, including maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

c.	Description of Fund’s underwriting standards for these loans;

d.	Whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations; and

e.	Whether the Fund will set up its own online lending platform to originate these loans.

Response: The Fund does not currently intend to originate loans as a principal investment strategy and has removed related disclosure from the Prospectus.

14.	Comment: Please add disclosure to this risk factor that, when the Fund originates loans, it will be subject to the credit risk of borrowers.

Response: Please see the response to Comment 13 above.

15.	Comment: Please disclose any limits on the amount of loans the Fund may originate to issuers in the same industry (e.g., no more than 25% of the Fund’s assets).

Response: Please see the response to Comment 13 above.

16.	Comment: Please disclose the Fund’s procedures for valuing such loans, including the following. We may have more comments after reviewing your response.

a.	What factors does the Fund consider when valuing the loans?

b.	How are factors incorporated in the Fund’s valuation methodology?

c.	Does the Fund rely on third party pricing services to value the loans? If so, what is the pricing services’ methodology to determine prices?

d.	How does the Fund adjust the fair value of the loans to reflect changes in interest rates, spread levels and other market conditions?

e.	Confirm that valuation is determined on an individual loan basis and not on a pool of loans basis (even if the loans are pooled into Securitized Vehicles).

f.	To what extent are reliable market quotations available to determine fair value?

Response: Please see the response to Comment 13 above.

How the Fund Manages Risk — Investment Limitations (page 92)

17.	Comment: Disclosure states that the Fund would be deemed to “concentrate” its investments in a particular industry if it invests more than 25% of its net assets in that industry. Please revise the referenced disclosure to reflect that the Fund will be deemed to “concentrate” its investments in a particular industry if it invests 25% or more of its total assets in that industry and make corresponding changes as applicable throughout the Prospectus and the Statement of Additional Information. See Instruction to Item 8(2)(b)(2) of Form N-2.

Response: The Fund respectfully declines to make the requested change. The Fund notes that 25% of the Fund’s “net assets” is a more restrictive policy than 25% of the Fund’s “total assets,” and therefore the Fund’s policy is not inconsistent with SEC requirements and guidance relating to industry concentration.

Management of the Fund — Investment Manager—Additional Information (page 95)

18.	Comment: The disclosure states that, “Neither this prospectus, the Fund’s Statement of Additional Information, any contracts filed as exhibits to the Fund’s registration statement, nor any other communications or disclosure documents from or on behalf of the Fund creates a contract between a shareholder of the Fund and the Fund, a service provider to the Fund, and/or the Trustees or officers of the Fund.” Please revise the referenced disclosure to exempt any rights under federal or state law that cannot be waived from this statement.

Response: The above-referenced disclosure has been updated in Pre-Effective Amendment No. 1 as follows:

Neither this prospectus, the Fund’s Statement of Additional Information, any contracts filed as exhibits to the Fund’s registration statement, nor any other communications or disclosure documents from or on behalf of the Fund creates a contract between a shareholder of the Fund and the Fund, a service provider to the Fund, and/or the Trustees or officers of the Fund, other than pursuant to any rights under federal or state law that cannot be waived.

Repurchase of Common Shares; Conversion to Open End Fund (page 109-110)

19.	Comment: The disclosure states that, “If the Common Shares were to trade at a substantial discount to NAV for an extended period of time, the Board of Trustees may consider the repurchase of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares or the conversion of the Fund to an open-end investment company.” In light of the restrictions set forth in Regulation M on the repurchase of common shares during a distribution, please confirm supplementally whether there is a specific repurchase plan contemplated by the Fund’s Board of Trustees and if so, the details of such plan.

Response: The Fund confirms that no specific repurchase plan with respect to the Fund’s common shares is contemplated at this time.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies — Derivative Instruments (pages 50 - 69)

20.	Comment: The disclosure states that, “With regard to other derivatives, such as futures, forwards, total return swaps, and credit default swaps in which the Fund is selling protection, the Fund will count the full notional value of the derivative in aggregating the Fund’s relevant investments providing exposure to the type of investments, industries, countries or geographic regions suggested by the Fund’s name because the Fund’s exposure to the underlying asset is equal to the notional value” for purposes of the Fund’s 80% test. Please revise this disclosure to reflect that such derivative instruments will be valued based on market value for purposes of the Fund’s 80% policy. See Rule 35d-1(a)(2)(i). See also Section 2(a)(41) of the 1940 Act.

Response: As noted in our response to Comment 7 above, the above-referenced disclosure has been updated in Pre-Effective Amendment No. 1 as follows:

For purposes of its investment policies and restrictions, with the exception of the Fund’s policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in a portfolio of debt instruments of varying maturities (the “80% policy”), the Fund may value derivative instruments at market value, notional value or full exposure value (i.e., the sum of the notional amount for the contract plus the market value). For example, the Fund may value credit default swaps at full exposure value for purposes of any quality guidelines because such value reflects the Fund’s actual economic exposure during the term of the credit default swap agreement. In this context, both the notional amount and the market value may be positive or negative depending on whether the Fund is selling or buying protection through the credit default swap. For purposes of the Fund’s 80% policy, the Fund values its derivative instruments based on their market value. The manner in which certain securities or other instruments are valued by the Fund for purposes of applying investment policies and restrictions may differ from the manner in which those investments are valued by other types of investors.

21.	Comment: On page 69, the section titled “Asset Segregation” states that, “With respect to forwards, futures contracts, options and swaps that are contractually permitted or required to cash settle (i.e., where physical delivery of the underlying reference asset is not required), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value.” Inasmuch as the Staff only views this type of asset segregation as appropriate with respect to forwards and futures contracts that are contractually required to cash settle, please revise this sentence so that it only refers to forwards and futures contracts that are contractually required to cash settle.

Response: The Fund and PIMCO respectfully disagree with the Staff’s Comment and seemingly inconsistent position that Section 18 of the 1940 Act allows for segregation or “earmarking” of liquid assets equal to a fund’s daily marked-to-market net obligations for certain types of derivative instruments that require cash settlement and not others. Investment Company Act Release No. 10666 (April 18, 1979) (“Release 10666”) and subsequent SEC staff no-action letters stand for the proposition that derivatives transactions that give rise to economic leverage will not be treated as “senior securities” under Section 18 provided a fund segregates or earmarks liquid assets in an amount sufficient to satisfy 100% of the fund’s obligations under the transaction. In the case of derivative instruments that are required to cash settle, whether they be futures, forwards, swaps, options or other instruments, a fund will have fully covered its obligation and maximum exposure from the transaction by segregating liquid assets equal to its daily marked-to-market obligations. Segregation of the derivative’s full notional value in these circumstances represents a form of overcollateralization that unduly restricts the fund and its investment operations, and deviates from the spirit and intent of Release 10666 and its progeny. The Fund believes that the practices in the disclosure referenced above are consistent with currently effective policies of other registered funds that use similar descriptions of coverage practices in their registration statements. The SEC’s and Staff’s position is that segregation of marked-to-market net obligations is permissible for certain types of instruments that are required to cash settle, including forwards, futures and interest rate swap contracts,12 but apparently not others, including written credit default swaps, written total return swaps and written options. These positions appear to have been expressed entirely through comments provided by the SEC staff in recent inspections and registration statement filings, rather than from any affirmative statement in a statute, rule, SEC release or Staff no-action letter. The Fund believes that subjecting it to recent, informal positions of the SEC staff through the registration statement review process places the Fund at a competitive disadvantage to other funds in the industry, and sees no sound basis for the Staff’s position, as there is no practical difference between the Fund’s potential obligation under a forward or future that is required to cash settle and other types of derivatives that are required to cash settle.

However, solely for purposes of having the Registration Statement declared effective, the Fund has revised the referenced disclosure as follows. We note that this disclosure will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement:

With respect to forwards and futures contracts and interest rate swaps that are contractually required to cash settle (i.e., where physical delivery of the underlying reference asset is not permitted or physical settlement is not otherwise involved), the Fund is permitted to segregate or earmark liquid assets equal to the Fund’s daily marked-to-market net obligation under the derivative instrument, if any, rather than the derivative’s full notional value, but will segregate full notional value, as applicable, with respect to other derivative instruments (including written credit default swaps, written total return swaps and written options) that contractually require or permit physical delivery of securities or other underlying assets.

Investment Objective and Policies — Short-Term Investments/Temporary Defensive Strategies (page 80)

22.	Comment: The disclosure states that for temporary defensive purposes, the Fund may “invest up to 100% of its net assets in investment grade debt securities, including high quality, short-term debt instruments, credit-linked trust certificates and/or index futures contracts or similar derivative instruments.” Inasmuch as the Staff views only investments

[12]

See “Use of Derivatives by Registered Investment Companies and Business Development Companies,” SEC Release IC-31933 (December 11, 2015), at footnote 57 and accompanying text (“For certain derivatives that are required by their terms to be net cash settled, and thus do not involve physical settlement, funds often segregate an amount equal to the fund’s daily mark-to-market liability, if any (‘mark-to-market segregation’). Funds initially applied this approach to specific types of transactions addressed through guidance by our staff: first interest rate swaps and later cash-settled futures and non-deliverable forwards (‘NDFs’)”).

designed for principal protection, rather than to implement a new strategy, as appropriate when a fund takes a temporary defensive position, please delete the reference to the instruments described above. Alternatively, please explain to us how these instruments are appropriate as investments for temporary defensive purposes.

Response: The disclosure referenced in this Comment is intended to give PIMCO broad flexibility to manage the Fund in such a way as to limit the Fund’s exposure in a variety of circumstances, some of which may not be currently anticipated. The Fund believes that a variety of temporary defensive strategies may be appropriate under different circumstances. The Fund does not believe that limiting the available defensive investments or strategies would be appropriate, and potentially could reduce the Fund’s ability to take measures intended to mitigate risk. Accordingly, the Fund respectfully declines to make any changes in response to this Comment.

Investment Restrictions (pages 81-83)

23.	Comment: Page 60 of the Prospectus states that the Fund may invest in private activity municipal bonds. Please confirm that the Fund will look through a private activity municipal bond whose principal and interest payments are principally derived from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when applying the Fund’s concentration policy.

Response: The Fund confirms that, for purposes of the industry concentration policy, to the extent practicable, it will associate each private activity municipal bond in which it invests with a particular “industry” associated with the non-governmental entity from whose assets and revenues the bond’s principal and interest payments are principally derived, as determined by PIMCO. We note that this policy will be observed by the Fund for purposes of having the Registration Statement declared effective, but does not necessarily represent the position or policy of any other fund managed by PIMCO.

24.	Comment: Please confirm that the Fund will consider the investment policies of any underlying funds in which it invests when testing for compliance with the Fund’s industry concentration policy (e.g., if an underlying fund has an 80% policy to invest in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy).

Response: The Fund confirms that, to the extent an underlying investment company has adopted an 80% policy to invest in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

* * * * *

We believe that this submission fully responds to your comments.

In addition, please find the updated Summary of Fund Expenses section of the Prospectus to be filed with Pre-Effective Amendment No. 1 attached as Appendix A hereto for your review and comment. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.

Appendix A

Summary of Fund Expenses

The following table is intended to assist investors in understanding the fees and expenses (annualized) that an investor in Common Shares of the Fund would bear, directly or indirectly, as a result of an offering. The table reflects the use of leverage attributable to the Fund’s outstanding Preferred Shares and reverse repurchase agreements in an amount equal to 21.72% of the Fund’s total managed assets (including assets attributable to such leverage), which reflects approximately the percentage of the Fund’s total managed assets attributable to such leverage as of July 31, 2016, and shows Fund expenses as a percentage of net assets attributable to Common Shares. The percentage above and information below do not reflect the Fund’s use of other forms of economic leverage, such as credit default swaps or other derivative instruments. The table and example below are based on the Fund’s capital structure as of July 31, 2016. The extent of the Fund’s assets attributable to leverage following an offering, and the Fund’s associated expenses, are likely to vary (perhaps significantly) from these assumptions.

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)(1)	[--]%
Offering Expenses Borne by Common Shareholders (as a percentage of offering price) (2)	[--]%
Dividend Reinvestment Plan Fees (3)	None

Percentage of Net Assets Attributable to Common Shares (reflecting leverage attributable to ARPS and reverse repurchase agreements)
Annual Expenses
Management Fees(4)	0.82%
Dividend Cost on Preferred Shares(5)	0.15%
Interest Payments on Borrowed Funds(6)	0.17%
Other Expenses(7)	0.03%
Total Annual Expenses	1.17%

(1)	In the event that the Common Shares to which this prospectus relates are sold to or through underwriters or dealer managers, a corresponding prospectus supplement will disclose the applicable sales load and/or commission.

(2)	The related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Fund and indirectly by all of its Common Shareholders as a percentage of the offering price.

(3)	You will pay brokerage charges if you direct your broker or the plan agent to sell your Common Shares that you acquired pursuant to a dividend reinvestment plan. You may also pay a pro rata share of brokerage commissions incurred in connection with open-market purchases pursuant to the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”

(4)	Management Fees include fees payable to the Investment Manager for advisory services and for supervisory, administrative and other services. The Fund pays for the advisory, supervisory and administrative services it requires under what is essentially an all-in fee structure (the “unified management fee”). Pursuant to an investment management agreement, PIMCO is paid a Management Fee of 0.65% based on the Fund’s average daily net assets (including daily net assets attributable to any preferred shares of the Fund that may be outstanding). The Fund (and not PIMCO) will be responsible for certain fees and expenses that are not covered by the unified management fee under the investment management agreement. Please see “Management of the Fund — Investment Manager” for an explanation of the unified management fee.

(5)	Reflects the Fund’s outstanding Preferred Shares as of July 31, 2016, which represented 19.67% of the Fund’s total managed assets (including the liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements) as of that date, at an annual dividend cost to the Fund of 1.34%, which is based on current market conditions, and assumes the Fund will continue to pay Preferred Share dividends at the “maximum applicable rate” called for under the Fund’s Bylaws due to the ongoing failure of auctions for the ARPS. The actual dividend rate paid on the ARPS will vary over time in accordance with variations in market interest rates. See “Use of Leverage” and “Description of Capital Structure.”

(6)	Reflects the Fund’s use of leverage in the form of reverse repurchase agreements as of July 31, 2016, which represented 2.05% of the Fund’s total managed assets (including the liquidation preference of outstanding Preferred Shares and assets attributable to reverse repurchase agreements) as of that date, at an annual interest rate cost to the Fund of 1.59%, which is based on current market conditions. See “Leverage—Effects of Leverage.” The actual amount of borrowings expenses borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above, but would be reflected in the Fund’s performance results.

(7)	Other expenses are estimated for the Fund’s current fiscal year ending July 31, 2017.

EXAMPLE

The following example illustrates the expenses that you would pay on a $1,000 investment in Common Shares of the Fund, assuming (1) that the Fund’s net assets do not increase or decrease, (2) that the Fund incurs total annual expenses of 1.17% of net assets attributable to Common Shares in years 1 through 10 (assuming outstanding Preferred Shares and reverse repurchase agreements representing 21.72% of the Fund’s total managed assets) and (3) a 5% annual return(1):

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$12	$37	$64	$142

(1)	The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds, Dividend Cost on Preferred Shares and Other Expenses set forth in the Annual Expenses table are accurate, that the rate listed under Total Annual Expenses remains the same each year and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. The example does not include commissions or estimated offering expenses, which would cause the expenses shown in the example to increase. In connection with an offering of Common Shares, the prospectus supplement will set forth an example including sales load and estimated offering costs.